Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: October 31, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

TechnipFMC:

Leading Integrated Solutions Provider for the Oil and Gas Industry

Roadshow

October 31st to November 10th, 2016

Disclaimer

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains "forward-looking statements." All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) ("TechnipFMC") should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies' industries; ability to hire and retain key personnel; ability to successfully integrate the companies' businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and legal proceedings; and the parties' international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties' businesses, including those described in FMC Technologies' ("FMC Technologies") Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the "SEC") and those described in Technip S.A.'s ("Technip") annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (*Autorité des marchés financiers* or the "AMF"). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Technip 2 FMC Technologies

Disclaimer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the "proxy statement/prospectus"). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. **INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.** Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies' website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip's website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the "Information Document"). **INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.** Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the "Admission Prospectus"). **INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.** Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Technip 3 FMC Technologies

Disclaimer

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

Meeting Attendees

Thierry Pilenko

Current Role: Chairman and Chief Executive Officer of Technip

Future Role: Executive Chairman of TechnipFMC

Douglas Pferdehirt

Current Role: President and Chief Executive Officer of FMC Technologies

Future Role:

Chief Executive Officer of TechnipFMC

Maryann Mannen

Current Role:

Chief Financial Officer of FMC Technologies

Future Role:

Chief Financial Officer of TechnipFMC

1 Transaction Update

2 Market Update

3 Combining Forces to Create an Integrated Industry Leader

4 TechnipFMC – Strong Financial Profile

Section 1:

Transaction Update

TechnipFMC: Broadest Portfolio of Solutions for the Production and Transformation of Oil and Gas

ONSHORE/OFFSHORE

Deepwater Mining & Metals Shallow Water LNG FLNG Petrochemicals Refining & Hydrogen

SURFACE

Surface Production & Drilling Systems Jetty Loading Arms

SUBSEA

Life of field and monitoring SURF: Subsea umbilicals, risers and flowlines SPS: Subsea production systems (incl. processing)

FEED and sub-surface expertise

Key Terms of the Transaction

Clear Leadership and

Timeline to Closing All-Stock Merger Balanced Governance

Transaction Structure

Listing

Transaction Terms

Management and Corporate Governance

Headquarters

Achieved Approvals

Next Steps

TechnipFMC incorporated in the U.K.

U.S. reverse triangular merger for FMC Technologies and European cross-border merger for Technip

Shares listed on the NYSE and Euronext Paris with TechnipFMC seeking inclusion in S&P 500 and CAC40 indices

At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC

It is anticipated that immediately following completion of the mergers, former FMC Technologies stockholders will own approximately 49.1% of TechnipFMC on a fully diluted basis and former Technip stockholders will own approximately 50.9% of TechnipFMC on a fully diluted base

Management team

– Executive Chairman – Thierry Pilenko

– Chief Executive Officer – Doug Pferdehirt

– Chief Financial Officer – Maryann Mannen

– Chief Operating Officer – Julian Waldron

Board: 14 members with an equal number of historical FMC Technologies and Technip Directors

Headquarters in Paris, Houston and London

Antitrust approvals in the U.S., Turkey, India, Russia, Mexico and Australia(1) Work council consultation process in Europe S-4 declared effective CFIUS and MINEFI

Conclusion of antitrust review in remaining countries(2), other approvals and customary closing conditions Shareholders’ votes for both Technip and FMC Technologies on December 5, 2016 Closing expected early 2017

(1) In addition, clearance from Australian’s Foreign Investment Review Board (2)EU and Brazil

The Future Executive Leadership Team

Board of Directors Thierry Pilenko Doug Pferdehirt

Richard alabaster President Surface Technologies Barry Glickman President Subsea Services Hallvard Hasselknippe President Subsea Projects Nello Uccelletti President Onshore/ Offshore Julian Waldron Executive Vice President and Chief Operating Officer

Brad Beitler executive Vice President technology and R&D Maryann Mannen Executive Vice President and Chief Financial Officer Thierry Parmentier Executive Vice President Human Resources

Dianne Raiston Executive Vice President and Chief Legal Officer Mark Scott Executive Vice President Quality, HSE/Security and Communications tore Halvorsen, Executive Vice President and Senior Advisor

Good Progress on Technip and FMC Technologies Merger Process

October 24, 2016 October 7, 2016 French foreign US foreign investment

May 19, 2016

Combination investment approval (MINEFI)

Early 2017 announcement approval (CFIUS)

Expected

October 25, 2016 combination

October 24, 2016 Documents for

October 4, 2016 completion

Signing of Cross Form S-4 shareholders

June 14, 2016

Merger Border effective meetings made BCA signing Terms available

December 5, 2016

Work council Technip & FMC approvals Technologies shareholders meetings

June 24, 2016 August 11, 2016 September 30, 2016 October 14, 2016 October 25, 2016

Early conclusion of Turkey antitrust Russia antitrust Mexico antitrust Australia foreign US antitrust review approval approval approval investment clearance

September 21, 2016

India antitrust approval REMAINING PROCESSES

Antitrust: EU and Brazil

Upcoming Shareholders’ Vote on the Proposed Combination

Technip and FMC Technologies shareholders to vote on the proposed combination at their respective shareholders meetings

GENERAL SHAREHOLDERS MEETING / SPECIAL MEETING OF Shareholders meeting SPECIAL SHAREHOLDERS MEETING (1) STOCKHOLDERS (2) December 5th, 2016 December 5th, 2016

Vote on the proposed merger of Technip with TechnipFMC, the future holding

Vote on the proposed combination of Agenda company of the combined group Technip and FMC Technologies Vote on the removal of double voting rights

Respective Board of

“FOR” “FOR” Directors recommendation

(1) Technip shareholders are urged to refer to the documents made available on Technip’s website in connection with the extraordinary general meeting of shareholders and the special meeting of shareholders with double voting rights (2) FMCTI stockholders are urged to refer to the combined proxy statement of FMC Technologies regarding the special meeting and registration statement of TechnipFMC on Form S-4 (which was declared effective by the United States Securities and Exchange Commission on October 24, 2016) and to the definitive combined proxy statement and registration statement which will be mailed to them

Section 2:

Market Update

Offshore Remains Critical to the Future…

~36 Million Barrels / Day of Incremental Production

…With a Large Portion to Come from Deepwater

Required by 2025e…

MMb/d MMb/d

12.0

110 ~8.5

10.0

100

8.0

90

6.0

80

4.0

70

2.0

60 0.0

2016 2025 2015 Decline Incremental 2025

Current Sources of Production Deepwater

Conventional & Other Shale

Source: Rystad Energy Supply Study; October 2016 Source: Rystad Energy Supply Study, FMC Technologies; October 2016

…and It Accounts for Majority of Majors’ Production

…While More Than 50% of the Majors’ 2P Reserves Offshore Contributes Significantly to Majors’ Production… Remaining Is Offshore

2016 Production by Classification (%) (1) Remaining 2P Reserves by Classification (%) (1)

100% 100%

4%

10% 16% 18% 15% 32% 80% 80% 42% 41% 40% 45% 46% 47% 52% 55% 54% 58% 60% 65% 60% 60%

96% 90% 84% 82% 85% 40% 40% 68% 58% 59% 60% 55% 54% 53% 48% 45% 46% 42% 20% 20% 40% 35%

0% 0%

Weighted Weighted Average Average

Offshore Onshore

Source Wood Mackinzie

1 Production and proved reserves as of 2Q 2016

SPS and SURF Remain Critical Components of Offshore Development

SPS and SURF components represent up to 1/3rd of deepwater development costs and remain well-positioned for a market recovery given the importance of offshore production to future hydrocarbon supply

SPS / SURF is One of the Largest Component of Strong History of Subsea Tree Orders Project Costs

Subsea Tree Orders by Region 2006-2016 YTD (Trees)

600

551

480 462

452 432 SPS / SURF

413 Drilling / Well 375 Construction

360

319 314 34%

39%

240 232 153

120

45

27%

0

2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 FPSO / Platform YTD

Brazil

All Other Regions

Source Quest Offshore Source: Morgan Stanley Research, FMCTI Internal Analysis

TechnipFMC Will Be Best Positioned to Seize Opportunities Across Upstream and Downstream

Section 3:

Combining Forces to Create an Integrated Industry Leader

Combining Forces to Create an Integrated Industry Leader

TechnipFMC Will Do More

Create a unique contracting model

Accelerate and integrate technology innovation

Deliver both a lower project cost and operating structure

Develop integrated offerings beyond subsea

Increasing interest in the integrated model as clients grasp unique capabilities generated by the TechnipFMC combination

Supported by Most Recent Achievements of the

Alliance

ALLIANCE

First Alliance Award

Unique Subsea Integrated Design

20

17

Client: Hurricane

Studies 15

Alliance selected as exclusive provider

10

FEED of subsea solutions for the Lancaster

of (1)

. 5 EPS and for subsequent development

No of the Greater Lancaster Area

0

02468 10 12 14

Months after Establishing JV/Alliance

Strong market acceptance Unique leadership:

with 17 integrated FEEDs Integrated SPS+SURF

since inception in June 2015 solutions

(1) Early Production System

TechnipFMC is the Sole Player Offering Full Suite of Capabilities

Conceptual Design & FEED	Project Execution (Engineering, Procurement, Equipment supply, Construction, Installation)	Life-of-Field & Maintenance	Decommissioning
Rationalized **subsea architecture** and design Optimized **technology** applications Improved **field performance**	**Joint SPS+SURF R&D** for improved technology application and combination Reduced **project interfaces** and **contingencies** Shortened **time to first oil** and **offshore installation** through **better planning** Strengthen **leverage** on **procurement**	Maximised **reliability** and **uptime** Increased **aftermarket capabilities** Improved **performance over the life of field**	Unique **asset** and **technological** capabilities Best possible line-up to **undertake client challenges**
Leading market players[(1)]	*Leading market players SPS and SURF*	*Largest installed base*	*Leading capabilities*

Accelerate time to first oil | **Superior project execution** | **Maximize production uptime**

Technip

(1) Genesis Oil & Gas Consultants and Forsys Subsea joint venture

FMC Technologies

21

“Making it Real”

Redefine Industry

Redesign Subsea

Integrate Technologies

Reinvent Products

Reinvent Products

Compact Subsea Manifold

Reduce product complexity with proprietary technology

Create differentiated products that focus on deliverability and installability Case Study: Traditional versus Compact Subsea Manifold

Simplicity – 50% fewer parts

Deliverability – 50% schedule reduction Installability – 50% less weight

Integrate Complementary Technologies

Subsea processing Connector Manifold

ETH PiP(1) Flexible pipe Direct Tie-In

Increased Optimized Simplified efficiency connectivity architecture

(1)	ETH PiP: Electrically Trace Heated Pipe-in-Pipe

Redesign Subsea Through Integrated Approach

Key Benefits

Traditional

Approach 50% of risers and flowlines

6	PLETS at end of flowlines

Fewer SPS interfaces Less complexity through reduced part counts Fewer risers and flowlines Enhancements Lower cost Faster installation time through integrated procurement Time to first oil

offshore installation

Proprietary Technologies duration

execution interfaces and risks

Enhanced Approach

Up to 30% CAPEX Reduction

Umbilical

Redefine Project Economics



Buckets of ~30% CAPEX Savings
Integrated Procurement
Reduced cost of materials and increased purchasing power
Eg. Lighter-smaller Subsea Equipment, Carbon Fiber armor within flexibles
Simplified Equipment Set-up
Optimized subsea architecture reducing equipment on seabed by ~50%
Eg. less PLETs, flowline and riser lengths
Reduced Installation Phase
One offshore installation for entire subsea structure
Eg. installation of in-line manifold with pipeline and direct connection to well
Optimized Flow Assurance
Introduce active equipment
Eg. combination ETH PiP and multi-phase pumping
Remove costly back-up solutions
One SPS & SURF Provider
Reduced interfaces and risk
accelerated time to first oil
Eg. smart integrated design and installation

Technip

FMC Technologies

26

Subsea Services Provide Growth Opportunities Throughout the Entire System Life Cycle

Subsea

Asset Production Well Drilling Installation Field IMR management optimization Services Systems

Strong market presence

Current presence, strong growth opportunity 27

Onshore/Offshore: Strong Enabler to Capture Downstream Market Resilience in 2016 and 2017

Unique Offering

- Over 50 years of greenfield & brownfield expertise
- Best-in-class Proprietary Technologies
- Highly valued project management know-how
- Broad range of expertise and solid reputation
- Leading integrated model from design to full EPC[(2)]

EBIT margins to rise over 2015-2017

Negative Capital Employed

MIDOR refinery, *Egypt*



- Involvement since refinery construction in the 1990's
- Direct FEED award leading to EPC
- Technip helped arrange ECA[(1)] and project financing

Prelude FLNG, *Australia*



- Integrating onshore / offshore and subsea capabilities
- Capitalize on long-term relationship with Shell
- Front-runner in FLNG

Yamal LNG, *Russia*



- Early involvement
- Strong track-record in large-scale LNG
- Modularization proven know-how

[(1)] *Export Credit Agency*
[(2)] *Engineering, Procurement, Construction*

Technip FMC Technologies

28

Surface Technologies: Creating Value with Market

Leading Products and Integrated Solutions

Surface Integrated Services (SIS)

“One Vendor One Invoice One

Lead = Improved Synergies and

Completion Quality”

Integration of surface wellhead,

completions, and measurement

Fluid Control

SIS:

Leading product supplier to major

A Unique oilfield service companies

Integrated Flowline products used during the

well construction and stimulation

Offering Manifold trailers, well service

pumps, and compact valves

Surface Wellhead International

Drilling, completion and production

wellhead systems

Onshore and offshore applications

Long-term customer relationships

Section 4:

TechnipFMC – Strong Financial Profile

Building on Complementarity to Create a Broad-Based Market Leader…



Subsea

- Subsea products:
  - Trees, manifolds, control, templates, flowline systems, umbilicals & flexibles
  - Subsea processing
  - ROVs and manipulator systems
- Subsea projects
  - Field architecture, integrated design
  - Engineering, procurement
- Subsea services:
  - Drilling systems
  - Installation using high-end fleet
  - Asset management & production optimization
  - Field IMR and well services

- Backlog: $8.0bn



Onshore / Offshore

- Project management, proprietary technology, equipment and early studies to detailed design:
  - ***Offshore***: fixed platforms (jackets, self-elevating platforms, GBS, artificial islands) and floating facilities (FPSO, semi submersibles, Spar, TLP, FLNG)
  - ***Onshore***: gas monetization, refining, petrochemicals, onshore pipelines, furnaces, etc
  - ***Services***: project management consultancy, process technologies

- Backlog: $7.8bn



Surface

- Drilling, completion and production wellhead equipment, chokes, compact valves, manifolds and controls
- Treating iron, manifolds and reciprocating pumps for frac'ing and cementing
- Advanced separation and flow-treatment systems
- Flow metering products and systems
- Marine, truck and railcar loading systems
- Installation and maintenance services
- Frac-stack and manifold rental and operation services
- Frac flowback and well testing services

- Backlog: $0.5bn

Source: Company filings

Note: Pro forma backlog as of 30-Sep-2016. USD/EUR FX rate as of 25-Oct-2016.

Technip

31

FMC Technologies

…With Significant Scale…

Third Largest OFS Company by Revenue

Top 10 OFS Companies by 2015A Revenue ($Bn)

44.3 45

30

23.6 Proforma

19.7

16.5 15.7

15 14.8 13.3

12.5

9.4

6.4

0

SLB HAL TECFMC GE BHI NOV TEC SPM WFT FTI O&G

Source: Company Filings; EUR/USD FX rate as of 28-Oct-2016

…and One of the Strongest Balance Sheets Amongst OFS Providers

One of the Lowest Leverage Levels… …and a Significant Cash Position

2015A Debt / EBITDA (2) (x) Top Listed OFS Companies (1) by 2015A Net Cash / EBITDA (2) (x)

8 7.5 3

1.7

0.9 1

6 5.7

(0.3) (1) (0.6)

(0.9)

(1.3) (1.3)

Proforma

4 3.7 (3)

(3.4)

2.3 (5)

2.3

Proforma

1.9 1.9

2 1.8

1.2

(7)

(7.2)

0 (9)

FTI TECFMC NOV SLB TEC BHI HAL WFT SPM WFT SPM BHI HAL NOV SLB FTI TECFMC TEC

Source: Company filings; EUR/USD FX rate as of 28-Oct-2016

1 Excluding conglomerates and construction companies with Oil Field Services operations

2 EBITDA calculated as Revenue—Expenses + Depreciation and Amortization; Pro forma for $3.5bn termination break-up fee, HAL and BHI net cash / EBITDA is respectively (2.1)x and (1.3)x

Track Record of Sustainable Returns

EBITDA (1) Margin 2013-2016 YTD

16.8%

13.5% 12.4%

11.5% 10.2% 10.4% 11.4%

8.0% 2013 2014 2015 2016 YTD 2013 2014 2015 2016 YTD

ROCE (2) 2013-2015

19.0%

13.8% 15.2%

13.6% 12.4% 12.8%

12.1% 11.4%

2013 2014 2015 Average 2013 2014 2015 Average

Source: Company Filing

1 EBITDA as published for Technip (excludes income / (loss) from equity affiliates) and for FMC Technologies as per definition EBITDA = Revenue – Expenses + D&A; YTD corresponds to 9-months period ending 30-Sep-2016

2 Capital employed: Equity + Financial debts—Cash and cash equivalents + Non-current provisions + Other non-current liabilities; EBIT post tax: Operating income from recurring activities adjusted for estimated normative tax rate + income from associates

Operating Cash Flow Exceeds Investment Needs

Capex ($mm)

629

410 404 322 314

251

106 93

2013 2014 2015 2016 YTD 2013 2014 2015 2016 YTD

Operating Cash Flow ($mm)

1,441

1,140

948 893 932 795

355

227

2013 2014 2015 2016 YTD 2013 2014 2015 2016 YTD

Source: Company Filings; EUR/USD FX rate as of 28-Oct-2016; YTD corresponds to 9-months period ending 30-Sep-2016

The Combined Group Will Benefit from a Balanced Business Exposure

Sep-2016 Pro Forma Backlog by Segment

Total: $13.4bn $3.0bn $16.4bn

2016 YTD Pro Forma Revenue by Segment

Subsea 55%

Total: $8.3bn $3.5bn $11.8bn

Subsea Onshore & Offshore Surface Energy

Source: Company Filings; EUR/USD FX rate as of 28-Oct-2016; YTD corresponds to 9-months period ending 30-Sep-2016

Significant Potential for Cost Synergies…

Pre-Tax Cost Synergies of approximately $400m expected by 2019

Supply Chain
- Commodity raw material cost savings
- Better terms with shared suppliers
- Beneficial scale effect from higher volumes

Corporate and Others
- One Board of Directors
- One management team
- Leverage global shared services

Infrastructure
- Right-size general & administrative expense
- Rationalize real-estate footprint
- Leverage regional shared services

Base plan


~$400m
Realized 2019e

Stretch

- Additional cost reduction opportunities
- Other financial upside including balance sheet and liquidity management

On top of each company's existing cost saving initiatives

Technip

37

FMC Technologies

…and Multiple Opportunities to Create Revenue Synergies

Early involvement can improve positioning on new projects

Strong differentiation provides immediate and significant cost reductionPortfolio of projects and solutions can capture greater subsea scope Substantial revenue growth from expanded “Life of Field” opportunityShorter project delivery schedules will accelerate time to first oil Integrated offering should improve executionEnhanced client relationship thanks to a broader portfolio of solutions

The integration approach will benefit revenues and profitability

TechnipFMC: Driving Change by Redefining the Production and Transformation of Oil & Gas

Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond



Subsea	**Products: best-in-class equipment and systems provider** ▪ Leading and highly complementary equipment offering; scaling up best-in-class technology through enhanced R&D
	Projects: unique capabilities throughout project life-cycle ▪ From concept to project delivery and beyond; setting new project economic standards
	Services: enhanced service proposition ▪ Leveraging FMC Technologies' leading solutions to service a larger installed base; expanding scope of service offering
Onshore / Offshore	**Strong midstream/downstream footprint** ▪ Leveraging further on Technip's engineering capabilities ▪ From concept to technology to project delivery ▪ 60 years of complex developments & client relationships
Surface	**Global product and service platform** ▪ Enhanced offering in North America ▪ Strengthened international presence

Technip

39

FMC Technologies